EXHIBIT 12.1

Highwoods Properties, Inc.

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charge and

Preferred Stock Dividends

(In thousands, except per share amounts)

	Three Months Ended March 31,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
Earnings:
Income from continuing operations before minority interest	1,893	26,118	68,254	122,996	126,129	141,448
Interest expense	26,057	111,193	109,512	105,491	113,306	121,652
Amortization of deferred financing costs	855	3,078	1,393	2,005	2,512	2,823

Total earnings	28,805	140,389	179,159	230,492	241,947	265,923

Fixed charges and preferred stock dividends:
Interest expense	26,057	111,193	109,512	105,491	113,306	121,652
Interest capitalized	115	1,195	7,017	16,947	23,669	29,147
Amortization of deferred financing costs	855	3,078	1,393	2,005	2,512	2,823

Total fixed charges	27,027	115,466	117,922	124,443	139,487	153,622

Preferred stock dividends	7,713	30,852	30,852	31,500	32,580	32,580

Total fixed charges and preferred stock dividends	34,740	146,318	148,774	155,943	172,067	186,202

Ratio of earnings to fixed charges	1.07	1.22	1.52	1.85	1.73	1.73
Ratio of earnings to combined fixed charges and preferred stock dividends	0.83	0.96	1.20	1.48	1.41	1.43